UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 28, 2026, ProQR Therapeutics N.V. (“ProQR”) issued a press release entitled “ProQR to Present Clinical and Preclinical Progress from AX-0810 and AX-0811 at Upcoming Conferences.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ProQR hereby incorporates by reference the information contained herein into ProQR’s registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, File No. 333-263166, File No. 333-285767 and File No. 333-297272).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 28, 2026	By:	/s/ Dennis Hom
Dennis Hom
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. on October 28, 2026.